November 7, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen

Re:	Blueknight Energy Partners, L.P.

Amendment No. 1 to Registration Statement on Form S-3

Filed November 7, 2016

File No. 333-213872

Dear Ms. Nguyen:

This letter sets forth the responses of Blueknight Energy Partners, L.P. (the “Partnership”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 19, 2016 (the “Comment Letter”) with respect to the above-referenced filing of the Partnership. The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Partnership’s response.

Amendment No. 1 to Registration Statement on Form S-3

General

1.	We note that you have submitted a confidential treatment request with respect to certain agreements filed on October 5, 2016 with your Form 8-K which has been incorporated by reference into this registration statement. Please note comments, if any, to the confidential treatment request will be issued under separate cover.

The Partnership acknowledges the Staff’s comment.

Exhibit 5.1

2.

Please ensure that counsel revises the opinion to clarify whether purchasers of any equity securities will have any obligation to make payments to the Partnership or its creditors (other than the purchase price) or contributions to the Partnership or its

November 7, 2016

creditors solely by reason of the purchasers’ ownership of the securities. For guidance, refer to Staff Legal Bulletin No. 19 at Section II.B.1.b, including footnote 10. In that regard, we note that counsel states in its opinion that the units will be “nonassessable (except in each case as such nonassessability may be affected by Sections 18-607 and 18-804 of the Act).” The opinion should not require the reader to refer to external sources to determine how or whether purchasers might have to make future payments. Please also clarify the Act that counsel makes reference to.

The Partnership has obtained and filed as an exhibit a revised opinion of counsel which gives effect to the Staff’s comment. Please see the revised legal opinion included as Exhibit 5.1 to Amendment No. 1.

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If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at 214.953.6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:	Mark Hurley

Alex G. Stallings

Blueknight Energy Partners, L.P.

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